Exhibit 12.1
Canadian Imperial Bank of Commerce
Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended October 31,
	2007	2006	2005	2004	2003
	(C$ millions except ratios)
Canadian GAAP
Earnings:
Earnings before income taxes	3,852	3,299	828	2,848	2,162
Fixed charges, excluding interest on deposits	3,377	2,914	2,190	1,757	2,095

Subtotal	7,229	6,213	3,018	4,605	4,257
Interest on Deposits	8,050	6,105	4,346	3,391	3,776

Total	15,279	12,318	7,364	7,996	8,033

Fixed Charges:
Interest expense, excluding interest on deposits	3,169	2,729	1,978	1,545	1,883
Interest component of rental expense (1)	204	185	211	212	219
Interest capitalized	—	—	—	13	78
Amortization of subordinated indebtedness	4	—	—	—	—

Subtotal	3,377	2,914	2,189	1,770	2,180
Interest on Deposits	8,050	6,105	4,346	3,391	3,776

Total	11,427	9,019	6,535	5,161	5,956

Ratio of Earnings to Fixed Charges:
Excluding interest on Deposits	2.14	2.13	1.38	2.60	1.95
Including interest on Deposits	1.34	1.37	1.13	1.55	1.35

U.S. GAAP

Earnings:
Earnings before income taxes	4,338	3,575	710	2,974	2,515
Fixed charges, excluding interest on deposits	3,377	2,914	2,190	1,649	1,982

Subtotal	7,715	6,489	2,900	4,623	4,497
Interest on Deposits	8,050	6,105	4,346	3,391	3,776

Total	15,765	12,594	7,246	8,014	8,273

Fixed Charges:
Interest expense, excluding interest on deposits	3,169	2,729	1,978	1,437	1,770
Interest component of rental expense (1)	204	185	211	212	219
Interest capitalized	—	—	—	13	78
Amortization of subordinated indebtedness	4	—	—	—	—

Subtotal	3,377	2,914	2,189	1,662	2,067
Interest on Deposits	8,050	6,105	4,346	3,391	3,776

Total	11,427	9,019	6,535	5,053	5,843

Ratio of Earnings to Fixed Charges:
Excluding interest on Deposits	2.28	2.23	1.32	2.78	2.18
Including interest on Deposits	1.38	1.40	1.11	1.59	1.42

1)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.